SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 31, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual General Meeting, Information Circular, Proxy Form and Financial Statement request form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James Sinclair”

Date: January 31, 2013

James E. Sinclair, Chief Executive Officer

Exhibit 1

Notice of Annual General Meeting

Information Circular

Form of Proxy

VIF Form

Financial Statement Request

NOTICE OF

ANNUAL GENERAL MEETING

OF

TANZANIAN ROYALTY EXPLORATION CORPORATION

To be held at

St. Andrew’s Club and Conference Centre

St. Andrew’s Hall

150 King Street West, 27th Floor,

Toronto, Ontario, Canada M5H 1J9

at 10:00 a.m. (Toronto time)

on February 28, 2013

TO THE SHAREHOLDERS OF

TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at St. Andrew’s Club and Conference Centre, St. Andrew’s Hall, 150 King Street West, 27th Floor, Toronto, Ontario, Canada M5H 1J9 on February 28, 2013 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2012.

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.	To elect directors for the ensuing year.

4.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on January 18, 2013 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT: If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent prior to 5:00 pm (Toronto time) on February 26, 2013. The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 18th day of January, 2013

By Order of the Board

“Joseph Kahama”

Joseph Kahama, Chairman

Suite 404 – 1688 152nd Street

South Surrey, BC V4A 4N2

INFORMATION CIRCULAR

(As at January 18, 2013 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tanzanian Royalty Exploration Corporation (the "Corporation" or “Tanzanian Royalty”) for use at the annual general meeting (the "Meeting") of the shareholders of the Corporation to be held on February 28, 2013 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy. To exercise this right the shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Proxy Dept., Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

A proxy in favour of the matters described in the proxy will confer discretionary authority on the persons appointed with respect to amendments or variations to matters identified in the Notice of Meeting or other business which may properly come before the Meeting. Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b)	a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information (which may in some cases permit the completion of the Voting Instruction Form by telephone or internet). In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly completed and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the "Common Shares" or "shares"), of which 100,681,274 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on January 18, 2013 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a shareholder has transferred the ownership of any shares after January 18, 2013, and

(ii)	the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The By-laws of the Corporation provide that a quorum at any Meeting of Shareholders shall be persons present not being less than two (2) in number and who hold or represent not less than twenty percent (20%) of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there is one shareholder who beneficially owns directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

ANNUAL MEETING BUSINESS

I. Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2012, (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102, Continuous Disclosure Obligations, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public under the Corporation’s profile on the SEDAR website at www.sedar.com.

II. Election of Directors

The Corporation has adopted a majority voting policy for directors for uncontested meetings. The board of directors of the Corporation (the “Board” or the “Board of Directors”) currently consists of seven (7) directors, all of whom are elected annually. The term of office for each of the present directors of the Corporation expires at the Meeting. All of the current directors of the Corporation will be standing for re-election. The number of directors for the ensuing year will be fixed at seven (7), subject to such increases as may be permitted by the Articles of the Corporation.

The seven persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position With the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Connecticut, U.S.A. President and Chief Executive Officer and Director	President and CEO of the Corporation	April 30, 2002	1,886,543
Norman Betts(2) New Brunswick, Canada Director	Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant	January 4, 2005	2,100
William Harvey(2) Connecticut, U.S.A. Director	Psychologist	April 30, 2002	332,358
Joseph Kahama Tanzania Chairman, Chief Operating Officer (Tanzania) and Director	Chairman and COO (Tanzania) of the Corporation and President of Tanzania American International Development Corporation 2000 Limited, a wholly owned subsidiary of the Corporation	February 29, 2008	5,000
Rosalind Morrow Ontario, Canada Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	424,047
Abdulkarim Mruma(3) Tanzania Director	Chief Executive Officer of the Geological Survey of Tanzania, Ministry of Energy and Minerals; Professor of Geology University of Dar es Salaam	January 1, 2011	12,844
Ulrich E. Rath(2)(3) Ontario, Canada Director	Formerly President and CEO and Director of Chariot Resources Ltd.	October 7, 2003	61,705
(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 18, 2013 is based on information furnished to the Corporation by the individual nominees.
(2)	Member of Audit and Compensation Committee and Nominating Committee.
(3)	Member of Technical Committee.

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior to the date of this Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

1.	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

2.	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

3.	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

Within the ten years prior to the date of this Circular, no director of the Corporation has, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

III. Appointment of Auditors

Management proposes the appointment of Ernst & Young LLP, Chartered Accountants (“Ernst & Young”), as Auditors of the Corporation to hold office until the next annual meeting.  The Corporation’s audit committee conducted a review of the Corporation’s audit requirements, and as a result of this review the audit committee determined to recommend changing the Company’s auditors from KPMG LLP, Chartered Accountants (“KPMG”), to Ernst & Young effective as of the expiry of KPMG’s current appointment at the close of the annual shareholders’ meeting.  The Corporation’s board of directors approved the audit committee’s recommendation.  The Corporation’s determination to change auditors was not a result of any “reportable event” as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations.

A copy of the “Reporting Package” relating to the change of auditors from KPMG to Ernst & Young, as required by National Instrument 51-102 Continuous Disclosure Obligations, is attached to this Information Circular as Exhibit 1.

The shares represented by proxy will be voted FOR the resolution to appoint Ernst & Young LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance (“NI 58-101”). The Audit and Compensation Committee meet to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Corporation. No consultant or advisor has been retained by the Corporation to assist in determining compensation.

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion. The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Corporation are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience together with the Corporation’s pay scale and any market information obtained are considered in determining base compensation levels.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee. Previous awards of such equity compensation are taken into account when considering new grants. The Corporation does not currently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Board. The Corporation’s equity compensation plans are discussed in more detail below, under the sub-headings, “Amended Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Corporation's Code of Ethics and Business Conduct prohibits Directors and NEOs from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Corporation granted as compensation or otherwise directly or indirectly held.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length service providers.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers (a “named executive officer” or “NEO”). A named executive officer of the Corporation as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

(a)	the Corporation’s chief executive officer (“CEO”);
(b)	the Corporation’s chief financial officer (“CFO”);
(c)	each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Corporation has five (5) NEOs for the fiscal year ended August 31, 2012: James E. Sinclair, President and CEO of the Corporation; Joseph Kahama, Chairman and COO (Tanzania) of the Corporation; Steven Van Tongeren, CFO of the Corporation, Victoria Luis, Corporate Accountant, and Helen Hansen, Corporate Secretary of the Corporation.

In this document, unless otherwise specified, $ refers to Canadian dollars.

The following tables set forth particulars concerning the compensation of the named executive officers for the Corporation’s last three fiscal years ended August 31, 2012:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, President and CEO	2012 2011 2010	69,803(11) 22,459(8) Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	69,803 22,459 Nil
Joseph Kahama,(7) Chairman and COO (Tanzania)	2012 2011 2010	131,143(11) 108,327(1)(8) 75,240(2)	Nil Nil 168,750(3) (5) (6)*	Nil Nil Nil	None None None	None None None	None None None	Nil 2,328 Nil	131,143 110,655 243,990
Steven Van Tongeren Chief Financial Officer	2012 2011 2010	166,100(11) 75,665(8) N/A	325,500(9) Nil N/A	14,004 8,612 Nil	None None None	None None None	None None None	10,200 Nil N/A	515,804 84,277 N/A
Helen Hansen Corporate Secretary	2012 2011 2010	85,800 78,600 72,000	103,000(10) 40,000(5) 25,000(3)	4,709 4,400 3,600	None None None	None None None	None None None	8,000 6,600 6,000	201,509 129,600 106,000
Victoria Luis Corporate Accountant	2012 2011 2010	73,027(11) 12,926(11) 8,622(11)	158,750(12) 68,750(5) 62,500(3)	Nil Nil Nil	None None None	None None None	None None None	3,000 Nil Nil	234,777 81,676 71,122

N/A = Not Applicable

(1) Includes taxes paid in Tanzania and statutory deductions.

(2) US$ exchange = 1.045

(3) Valued at $5.58 per RSU granted on April 26, 2007.

(5) Valued at $5.54 per RSU granted on May 20, 2008.

(6) Valued at $3.84 per RSU granted on May 27, 2009.

* Total is combination of 5600 RSUs at $5.58 per RSU, 12,410 RSUs at $5.54 per RSU and 17,903 RSUs at $3.84 per RSU.

(7) For information relating to compensation for serving as a member of the Board, please see the discussion under “Amended Restricted Stock Unit Plan” and the narrative under “Director Compensation”.

(8) US$ exchange = 0.9893

(9) Total is a combination of 20,000 RSUs valued at $6.90 per RSU granted on February 24, 2011 and 29,857 RSUs valued at $6.28 per RSU granted on May 6, 2011.

(10) Total is a combination of 10,416 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 10,032 RSUs valued at $6.28 per RSU granted on May 6, 2011

(11) US$ exchange = 1.00

(12) Total is a combination of 17,903 RSUs valued at $3.84 per RSU granted on May 27, 2009 and 14,331 RSUs valued at $6.28 per RSU granted on May 6, 2011

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”. Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be. The grant date fair value of RSUs is based on the closing price of the Corporation’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant. All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives. See “Amended Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2012 2011 2010	None None None	None None None	Not Applic- able	206,125(1) 187,500(2) Nil	42,152 29,857 Nil	206,125 187,500 Nil
Joseph Kahama, President	2012 2011 2010	None None None	None None None	Not Applic- able	206,125(1) 193,750(2) 89,515(3)	42,152 30,852 19,086	206,125 193,750 89,515
Steven Van Tongeren, CFO	2012 2011 2010	None None None	None None None	Not Applic- able	311,125(4) Nil N/A	67,152 Nil N/A	311,125 Nil N/A
Helen Hansen, Corporate Secretary	2012 2011 2010	None None None	None None None	Not Applic- able	72,750(1) Nil 47,500(3)	14,877 Nil 10,128	72,750 Nil 47,500
Victoria Luis, Corporate Accountant	2012 2011 2010	None None None	None None None	Not Applic- able	113,975(1) Nil 68,750(3)	23,307 Nil 14,659	113,975 Nil 68,750

(1) Valued at $4.89 per RSU granted on April 11, 2012

(2) Valued at $6.28 per RSU granted on May 6, 2011

(3) Valued at $4.69 per RSU granted on June 2, 2010

(4) Total is a combination of 25,000 RSUs valued at $4.20 per RSU granted on February 24, 2012 and 42,152 RSUs valued at $4.89 per RSU granted on April 11, 2012

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Joseph Kahama, President	None	Nil	None
Steven Van Tongeren, CFO	None	325,500	None
Helen Hansen, Corporate Secretary	None	103,000	None
Victoria Luis, Corporate Acountant	None	158,750	None

Long Term Incentive Plan Awards to NEOs

The Corporation has made long-term incentive plan awards during the fiscal year ended August 31, 2012 to NEOs of the Corporation. See “Amended Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Amended Restricted Stock Unit Plan

The Amended Restricted Stock Unit Plan (“Amended RSU Plan”) is intended to enhance the Corporation’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs. Each RSU represents an entitlement to one common share of the Corporation, upon vesting. As of November 9, 2012, the Board resolved to suspend 1,500,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the agreement between the Corporation and the recipient governing the award. The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Corporation. See “Director Compensation.”

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2012:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(3)	Expiration Date
Norman Betts	April 11, 2012	8,397	$38,000	3 years	April 11, 2015
William Harvey	April 11, 2012	7,732	$37,812	1 year	April 11, 2013
Joseph Kahama	April 11, 2012	42,152	N/A	3 years	April 11, 2015
Rosalind Morrow	April 11, 2012	15,465	Nil	3 years	April 11, 2015
Abdulkarim Mruma	April 11, 2012	8,103	$36,000	1 year	April 11, 2013
Ulrich Rath	April 11, 2012	8,084	$39,531	1 year	April 11, 2013
James Sinclair	April 11, 2012	42,152	N/A	3 years	April 11, 2015
Steven Van Tongeren	February 24, 2012	25,000(2)	N/A	3 years	February 24, 2015
Steven Van Tongeren	April 11, 2012	42,152	N/A	3 years	April 11, 2015
Helen Hansen	April 11, 2012	14,877	N/A	3 years	April 11, 2015
Victoria Luis	April 11, 2012	23,307	N/A	3 years	April 11, 2015
RSUs granted to directors and executive officers as a group: 237,421

(1) Valued at $4.89 per RSU

(2) Valued at $4.20 per RSU

(3) Subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

The following RSUs granted to directors during the fiscal year ended August 31, 2011 vested during fiscal year ended August 31, 2012 and 4,783 shares were issued shares were issued on February 24, 2012 and 42,363 shares were issued on May 6, 2012:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	May 6, 2011	13,429	Nil	1 year	May 6, 2012
William Harvey	May 6, 2011	12,845	Nil	1 year	May 6, 2012
Abdul Mruma	February 24, 2011	4,783(2)	Nil	1 year	February 24, 2012
Abdul Mruma	May 6, 2011	8,061	$25,000	1 year	May 6, 2012
Ulrich Rath	May 6, 2011	8,028	$25,208	1 year	May 6, 2012

(1) Valued at $6.28 per RSU

(2) Valued at $6.90 per RSU

The following RSUs granted to directors during the fiscal year ended August 31, 2009 vested during fiscal year ended August 31, 2012. 17,903 shares were issued on May 27, 2012:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Rosalind Morrow	17,903	May 27, 2009	Vested	May 27, 2012

(1) Valued at $3.84 per RSU.

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2012 are outstanding as of August 31, 2012.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Corporation appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an ESOP. Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Corporation. The Corporation will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary. The Corporation will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary. All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives. As at August 31, 2012, thirteen participants, including participating directors, together with Corporation contributions, have purchased 42,081 common shares under the ESOP. The average monthly participant contributions are $7,370 and the Corporation’s matching monthly contribution is $5,872 per month. Included in the above contributions are the following director and NEO contributions:

Name	Director/Officer Contribution ($)	Corporation Contribution ($)	Number of Common Shares Purchased
Rosalind Morrow	10,000	10,000	4,074
Steven Van Tongeren	20,238	14,004	9,057
Helen Hansen	5,160	4,709	2,587

Pension Plan Benefits

The Corporation has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Amended Restricted Stock Unit Plan)	446,247	$5.09	67,947
Total	446,247	$5.09	67,947

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are two (2) employment contracts with certain NEOs, including Mr. Kahama and Mr. Steven Van Tongeren, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause. The employment contracts do not provide for change of control benefits. If a termination without cause was to have occurred on August 31, 2012, the Corporation would have been required to pay a severance payment in the aggregate amount of $74,583 in the case of Mr. Kahama and Mr. Van Tongeren.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	RSUs granted(1) (#)	Cash Compensation Election ($)	All Other Compensation (US$)	Total ($)
Norman Betts	79,062	8,397	38,000	Nil	79,062
Anton Esterhuizen(2)	Nil	Forfeited	Nil	50,400(3)	50,400
William Harvey	75,625	7,732	37,812	Nil	75,625
Rosalind Morrow	75,625	15,465	Nil	Nil	75,625

Abdulkarim Mruma	75,625	8,103	36,000	Nil	75,625
Ulrich Rath	79,062	8,084	39,531	60,656(3)	139,718

(1) Valued at $4.89 per RSU (the closing price of the Corporation’s shares on the date of grant of the RSUs).

(2) Anton Esterhuizen did not stand for re-election March 1, 2012. Unvested RSUs were forfeited.

(3) Additional compensation to certain members of the Technical Committee for providing expert technical advice to the Corporation.

Directors who are also members of management do not receive any additional cash compensation for serving on the Board. All directors are granted RSUs as compensation for serving on the Corporation’s Board. Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2012” under “Amended Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee. On April 11, 2012 the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the Amended RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting. In 2012 outside directors had the option to elect to receive 100% of their compensation in RSUs. If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

Under the Amended RSU Plan, at the election of each outside director, outside directors were granted 47,781 RSUs during the fiscal year ended August 31, 2012.

At the election of each outside director, directors’ fees of $75,491 were paid to outside directors during the fiscal year ended August 31, 2012.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the S&P/TSX Composite Index compiled by the TSX for the five most recently completed financial years. The S&P/TSX Composite Index is a total return index.

	08/31/2007	08/31/2008	08/31/2009	08/31/2010	08/31/2011	08/31/2012
Tanzanian Royalty Exploration Corp.	$100	86.76	68.77	116.40	112.25	85.37
S&P/TSX Composite Index	$100	100.81	79.56	87.21	93.47	87.47

The NEOs compensation during the period reported in this Form 51-102F6 was not based on the Corporation’s cumulative shareholder return during the same periods and accordingly, bears no direct relationship to the trend shown in the above graph. As described above under the “Compensation Discussion and Analysis”, the Corporation’s executive compensation program consists of a combination of cash and share based compensation. When determining compensation, the Audit and Compensation Committee considers a number of factors, one of which is the corporate performance. As a result there is no direct correlation between the trend shown in the performance graph and the trend in compensation to NEOs reported over the same period.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Dr. Norman Betts (Chair)	Independent(1)	Financially literate(2)
Dr. William Harvey	Independent(1)	Financially literate(2)
Mr. Ulrich Rath	Independent(1)	Financially literate(2)
(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

For further details about the Audit and Compensation Committee, Shareholders are referred to the Corporation’s Form 20-F dated November 23, 2012 (filed on SEDAR as the Corporation’s Annual Information Form) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Mine Re-development Project in northern Tanzania in addition to seeking out and exploring gold deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board of Directors describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors

A director is considered independent only where the board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in National Instrument 52-110 Audit Committees to mean any relationship, which could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board of Directors, in consultation with the Audit Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit Committee, has determined that the majority of its directors are independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Norman Betts	Independent	Not applicable – no material relationship
William Harvey	Independent	Not applicable – no material relationship
Ulrich Rath	Independent	Not applicable – no material relationship
Abdulkarim Mruma	Independent	Not applicable – no material relationship
James Sinclair	Not independent	James Sinclair is considered to have a material relationship with the Corporation by virtue of his position as President and Chief Executive Officer of the Corporation
Joseph Kahama	Not Independent	Joseph Kahama is considered to have a material relationship with the Corporation by virtue of his position as Chairman and Chief Operating Officer (Tanzania) and President of the Corporation’s wholly owned subsidiary, Tanzania American International Development Corporation 2000 of the Corporation
Rosalind Morrow	Not Independent	Rosalind Morrow is considered to have a material relationship with the Corporation as a result of being a partner of the Corporation’s external legal counsel

The Board of Directors of the Corporation consists of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts:	Starfield Resources Inc.; Tembec Inc. and New Brunswick Power Corp.;
Export Development Canada; Adex Mining Inc.

The independent directors hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The board is scheduled to meet without management and non-independent directors after each board meeting. The Board met without management and non-independent directors on three separate occasions since the beginning of the recently completed financial year.

The Chair of the Board, Joseph Kahama, is not an independent director. The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held four board meetings since the beginning of the most recently completed financial year. Due to the various global locations of the Corporation’s directors, board members attend via telephone conference call. Abadulkarim Mruma was unable to attend one board meeting due to a prior commitment. Anton Esterhuizen was unable to attend one board meeting. All other directors attended all the board meetings.

The Corporation held six Audit and Compensation Committee meetings since the beginning of the most recently completed financial year. Ulrich Rath was unable to attend one meeting but provided his proxy to Norman Betts. All Audit and Compensation Committee members attended all other Audit and Compensation Committee meetings.

The Corporation held one Technical Committee meeting since the beginning of the most recently completed financial year. Due to a prior commitment, Abdulkarim Mruma was unable to attend the meeting.

2. Board Mandate

The following is the mandate of the Board of Directors of the Corporation:

    Advocate and support the best interests of the Corporation;

    Review and approve strategic, business and capital plans for the Corporation;

    Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

    Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;

    Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

    Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

    Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

    Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;

    Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit and Compensation Committee Charter, on at least an annual basis;

    Select, evaluate, and compensate the senior management;

    Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;

    Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;

    Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;

    Monitor overall safety and environmental policies and programs;

    Monitor the development and implementation of programs for management succession and development; and

    Discharge such other duties as may be required for the good stewardship of the Corporation.

3. Position Descriptions

The Board has developed a written position description for the Chairman of the Board which sets out his duties and responsibilities. The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4. Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board of Directors, code of ethics and business conduct, code of ethical conduct for financial managers, whistle blower policy, disclosure (communications) policy and audit committee charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5. Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is available upon request from the Corporation at Suite 404 – 1688 152nd Street, South Surrey, BC V4A 4N2, Canada. The code is posted on the Corporation’s website at www.tanzanianroyaltyexploration.com The Code is also available for viewing on the SEDAR website at www.sedar.com. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Nominating Committee comprised of independent directors Norman Betts, William Harvey and Ulrich Rath. When a vacancy on the Board arises, the Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Corporation’s Board. When considering a potential candidate, the Nominating Committee considers the qualities and skills that the board, as a whole, should have. Based on the talent already represented on the board, the Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the board and the Corporation.

7. Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors of the Corporation. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business development of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8. Other Board Committees

The Board has appointed three committees, an Audit and Compensation Committee, a Nominating Committee and a Technical Committee.

The Audit and Compensation Committee is described above under “Compensation”.

The Nominating Committee is described above under “Nomination of Directors”.

The Technical Committee is comprised of two unrelated and outside directors: Ulrich Rath, and Abdulkarim Mruma, and one senior manager, Phillip Kaniki. The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board. As representatives of the Technical Committee, members may be required to meet with technical professionals retained by the Corporation to review project mandates and report to the Committee and Board as required.

9. Assessments

Due to the size of the Corporation’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board of Directors conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chairman of the Audit and Compensation Committee who reviews the evaluations and submits a summary to the Chairman of the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis. Mr. Kahama acts as Chairman of the Board. The Board considers this to be an appropriate role for Mr. Kahama. The Board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

The Board, together with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, is the registrar and transfer agent for the Corporation’s Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s financial statements for the year ended August 31, 2012 and Management’s Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, Suite 404 – 1688 152nd Street, South Surrey, British Columbia, V4A 4N2. Such copies will be sent to any shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its mostly recently completed financial year.

BOARD APPROVAL

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

EXHIBIT 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO: KPMG LLP (“KPMG”)

AND TO: Ernst &Young LLP (“E&Y”)

NOTICE IS HEREBY GIVEN that the audit committee of the board of directors of the Corporation has conducted a review of the Corporation’s audit requirements and as a result of this review, the audit committee determined to recommend changing the Company’s auditors from KPMG to E&Y effective as of the expiry of KPMG’s current appointment at the close of the annual shareholders’ meeting to be held on February 28, 2013. On December 20, 2012, the board of directors of the Corporation approved the recommendation of the audit committee described above. KPMG has therefore not been proposed for reappointment.

The Corporation confirms that:

(a)	KPMG has not expressed any reservation in its report on the Corporation’s financial statements for the fiscal years ended August 31, 2012 and August 31, 2011; and
(b)	there are no “reportable events” as defined in National Instrument 51-102 Continuous Disclosure Obligations.

The Corporation requests KPMG and E&Y to:

(a)	review this notice;
(b)	prepare a letter, addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, stating for each statement in this notice whether you (i) agree, (ii) disagree, and the reasons why, or (iii) have no reason to agree or disagree; and
(c)	deliver the letter to the Corporation within 20 days after the date of appointment.

Dated: December 21, 2012

TANZANIAN ROYALTY EXPLORATION CORPORATION
By:	s/Steve Van Tongeren
Name:	Steve Van Tongeren
Title:	Chief Financial Officer

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs

Re: Notice of Change of Auditor of Tanzanian Royalty Exploration Corporation

We have read the Notice of Change of Auditor of Tanzanian Royalty Exploration Corporation dated December 21, 2012 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP

Chartered Accountants

Vancouver, Canada
December 21, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

Ernst & Young LLP
Chartered Accountants
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, British Columbia V7Y 1C7
Tel: 604 891 8200
Fax: 604 643 5422
ey.com/ca

January 9, 2013

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

**Re: Tanzanian Royalty Exploration Corporation
Change of Auditor Notice dated December 21, 2012**

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

Ernst & Young LLP
cc: The Board of Directors, **Tanzanian Royalty Exploration Corporation**

A member firm of Ernst & Young Global Limited

Appointment of Proxyholder

I/We, being holder(s) of Tanzanian Royalty Exploration Corporation hereby appoint(s): James E. Sinclair, President and CEO of the Corporation, or failing him, Steven Van Tongeren, Chief Financial Officer of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Tanzanian Royalty Exploration Corporation to be held at St. Andrew's Club and Conference Centre, St. Andrew's Hall, 150 King Street West, 27th Floor, Toronto, Ontario, on February 28, 2013 at 10:00 AM (Eastern Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at seven (7).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. James Sinclair	☐	☐	02. Joseph Kahama	☐	☐	03. Norman Betts	☐	☐
04. William Harvey	☐	☐	05. Rosalind Morrow	☐	☐	06. Abdulkarim Mruma	☐	☐
07. Ulrich Rath	☐	☐						

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	For	Withhold
3. **Appointment of Auditors** Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

1 5 7 6 8 3 A R 1 T N X Q

Tanzanian Royalty
EXPLORATION CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 28, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 PM (Eastern Time) on Tuesday, February 26, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

10DE12098.E.sedar/000001/000001/i

Tanzanian Royalty
EXPLORATION CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on February 28, 2013

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 5:00 PM (Eastern Time) on Tuesday, February 26, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

10DE12098.nobo.E.sedar/000001/000001/i

Appointee(s)

Management Appointees are: James E. Sinclair, President and CEO of the Corporation, or failing him, Steven Van Tongeren, Chief Financial Officer of the Corporation,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Tanzanian Royalty Exploration Corporation to be held at St. Andrew's Club and Conference Centre, St. Andrew's Hall, 150 King Street West, 27th Floor, Toronto, Ontario, on February 28, 2013 at 10:00 AM (Eastern Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at seven (7).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. James Sinclair	☐	☐	02. Joseph Kahama	☐	☐	03. Norman Betts	☐	☐
04. William Harvey	☐	☐	05. Rosalind Morrow	☐	☐	06. Abdulkarim Mruma	☐	☐
07. Ulrich Rath	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

1 5 7 6 8 2 A R 1 T N X Q

Tanzanian Royalty
EXPLORATION CORPORATION

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.tanzanianroyalty.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

TNXQ 3LTE

3LTE04

TNXQ.BEN_IA.E.13233.OUTSOURCED/000001/000001/i